Exhibit 99.6

Emera Reports 2011 Earnings

HALIFAX, Nova Scotia, February 10, 2012 (EMA-TSX): Emera Inc.’s consolidated net income for the year ended December 31, 2011 was $241.1 million, compared to $190.7 million in 2010. Earnings per share were $1.99 compared to $1.67 in 2010. Excluding the effect of mark-to-market accounting adjustments in Bear Swamp, and accounting gains on an acquisition, 2011 net income was $213.7 million, compared to $176.8 million in 2010; and 2011 earnings per share were $1.77 compared to $1.55 in 2010. Higher earnings year-over-year primarily resulted from increased investment in the Caribbean, and a $12.8 million after-tax gain on Algonquin Power & Utilities Corp. (Algonquin) subscription receipts recorded in Q1 2011.

Consolidated net income for the three months ended December 31, 2011 was $46.8 million compared to $24.1 million for the fourth quarter of 2010. Quarterly earnings per share were $0.38 in 2011 and $0.21 for the same period in 2010. Higher earnings in the quarter are primarily due to increased investments in the Caribbean.

“2011 was another record year for earnings,” said Chris Huskilson, President and CEO of Emera Inc. “Our Caribbean investments made a meaningful contribution to earnings, we have begun integrating Maine Public Service with Bangor Hydro, the Lower Churchill project continues to advance, and in December, we were pleased to have registered the Maritime Link Project for its environmental approval process.”

Nova Scotia Power Inc. (NSPI) contributed $123.5 million to consolidated net income for the year ended December 31, 2011, compared to $119.2 million in 2010; and $22.2 million in Q4 2011 compared to $19.9 million for the same period in 2010. The higher net income was primarily due to $23.3 million of income tax recoveries arising from the amendment of prior years’ tax returns. This more than offset decreased electric margin from industrial customers and increased pension costs. In November 2011, the Nova Scotia Utility and Review Board approved a rate settlement agreement for NSPI which resulted in an average rate increase of approximately 5.1% for all customers effective January 1, 2012.

Maine Utility Operations contributed $37.0 million to consolidated net income in 2011 compared to $31.9 million for the same period in 2010. The increase is primarily due to increased returns from new transmission investments, lower operating, maintenance and general expenses and the acquisition of Maine and Maritimes Corporation in Q4 2010. Maine Utilities contributed $9.8 million to consolidated net income in Q4 2011 compared to $7.8 million for the same period in 2010.

Excluding the impact of the accounting gains previously noted, Caribbean Utility Operations (the Caribbean) contributed $18.6 million to consolidated net income in 2011 compared to a loss of $2.7 million in 2010. For the fourth quarter of 2011, the Caribbean contributed $3.1 million to consolidated net income compared to a loss of $7.7 million for the same period in 2010. The increased net income during the quarter and year-over-year was due to increased investments in both Grand Bahama Power Company (GBPC) and Barbados Light and Power; and higher earnings at GBPC, which had expensed $6.1 million of acquisition related costs in the fourth quarter of 2010.

Pipelines contributed $27.9 million to consolidated net income in 2011 compared to $28.9 million in 2010; and $6.9 million in Q4 2011 compared to $8.0 million in Q4 2010.

Emera’s Services Renewables and Other investments (SRO) contributed $27.0 million to consolidated net income in 2011 compared to $8.6 million in 2010. Excluding the effect of the mark-to-market accounting adjustments in Bear Swamp previously noted, SRO contributed $27.8 million in 2011, compared to $17.2 million in 2010. The increase is primarily due to the $12.8 million after-tax gain realized on Algonquin subscription receipts. This segment contributed $6.7 million to consolidated net income in Q4 2011 compared to $4.4 million in Q4 2010. The increase during the quarter is primarily due to stronger energy marketing results.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference at 4:00 pm Atlantic time today (3:00 pm Toronto/Montreal/New York; 2:00 pm Winnipeg; 12:00 pm Vancouver) to discuss the 2011 financial results.

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 7847722# (available until midnight, Friday, February 24, 2012). The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is an energy and services company with $6.9 billion in assets and 2011 revenues of $2.1 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486